ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

June 30, 2010

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	June 30,	December 31,
	2010	2009

ASSETS

Current
Cash and cash equivalents	$30,163,995	$40,360,436
Receivables	280,655	164,255
Receivables - Ivanhoe Mines	692,590	699,293
Prepaid expenses	462,406	811,431

Total current assets	31,599,646	42,035,415

Investments (Note 5)	3,215,722	2,166,597
Equipment (Note 6)	741,152	770,562
Mineral property interests (Note 7)	49,705,497	292,608
Other assets	147,732	69,568
Equity investment - joint venture (Notes 5 and 7)	36,855	94,154
Deferred Costs (Note 4)	-	375,216

Total assets	$85,446,604	$45,804,120

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,606,340	$1,160,912

Loans payable to Ivanhoe Mines (Note 8)	818,143	676,083
Future income tax liabilities (Note 4)	15,289,766	-

Total liabilities	17,714,249	1,836,995

Commitments (Note 13)

Stockholders' equity

Common stock, no par value, unlimited number authorized, (Note 9)	147,567,853	116,599,651
113,428,418 (December 31, 2009 - 97,059,346) issued and outstanding
Additional paid-in capital	14,720,707	15,905,963
Accumulated other comprehensive income:
Unrealized gain on available for sale securities	747,195	563,481
Foreign currency cumulative translation adjustment	(1,103,631)	(480,928)
Accumulated deficit during the exploration stage	(94,199,769)	(88,621,042)

Total stockholders' equity	67,732,355	43,967,125

Total liabilities and stockholders' equity	$85,446,604	$45,804,120
Nature of operations (Note 2)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Inception (July 19,1995) to June 30, 2010

EXPENSES
Exploration (Note 7)	$2,511,312	$2,840,854	$3,619,676	$4,856,451	$58,469,262
General and administration	890,856	835,280	1,923,174	2,734,844	36,297,643
Foreign exchange (gain) loss	(121,459)	69,012	(131,036)	54,105	50,188
Depreciation	39,338	38,393	78,763	75,538	955,869
Write-down of equipment	(97)	-	4,588	-	128,404
Loss from operations	(3,319,950)	(3,783,539)	(5,495,165)	(7,720,938)	(95,901,366)
Interest income	50,564	80,161	112,226	301,841	4,766,019
Loss from equity investee (Note 5)	(153,177)	(22,454)	(195,788)	(22,454)	(731,891)
Fair value adjustment of asset
backed commercial paper (Note 5)	-	-	-	-	(2,332,531)
Net loss	(3,422,563)	(3,725,832)	(5,578,727)	(7,441,551)	(94,199,769)

Comprehensive income (loss):
Net loss	(3,422,563)	(3,725,832)	(5,578,727)	(7,441,551)	(94,199,769)
Unrealized gain on available
for sale securities (Note 5)	62,378	341,903	183,716	341,903	747,197
Foreign currency translation adjustment	(1,899,730)	3,612,193	(622,705)	2,308,292	(1,103,633)
Comprehensive income (loss)	$(5,259,915)	$228,264	$(6,017,716)	$(4,791,356)	$(94,556,205)

Basic and diluted loss per share	$(0.04)	$(0.04)	$(0.05)	$(0.08)
Weighted average number of shares outstanding	97,229,651	94,622,107	105,623,983	94,596,312

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, June 30, 2009	94,630,898	$112,109,958	$15,055,422	$(4,760,735)	$(78,960,339)	$43,444,306
Shares issued:
Exercise of stock options	449,500	886,443	(385,812)	-	-	500,631
Mineral property interests	72,500	130,056	-	-	-	130,056
Foreign currency translation adjustment	-	-	-	3,590,242	-	3,590,242
Unrealized gain on available for sale securities	-	-	-	133,638	-	133,638
Net loss	-	-	-	-	(3,620,927)	(3,620,927)
Balance, September 30, 2009	95,152,898	$113,126,457	$14,669,610	$(1,036,855)	$(82,581,266)	$44,177,946
Shares issued:
Exercise of stock options	1,856,448	3,350,643	(1,620,490)		-	1,730,153
Mineral property interests	50,000	122,551	-	-	-	122,551
Stock-based compensation			2,856,843			2,856,843
Foreign currency translation adjustment	-	-	-	1,031,468	-	1,031,468
Unrealized gain on available for sale securities	-	-	-	87,940	-	87,940
Net loss	-	-	-	-	(6,039,776)	(6,039,776)
Balance, December 31, 2009	97,059,346	$116,599,651	$15,905,963	$82,553	$(88,621,042)	$43,967,125
Shares issued:
Exercise of stock options	392,968	934,208	(324,232)	-	-	609,976
Mineral property interests	30,000	82,391	-	-	-	82,391
Foreign currency translation adjustment	-	-	-	1,277,025	-	1,277,025
Unrealized gain on available for sale securities	-	-	-	121,338	-	121,338
Net loss	-	-	-	-	(2,156,164)	(2,156,164)
Balance, March 31, 2010	97,482,314	$117,616,250	$15,581,731	$1,480,916	$(90,777,206)	$43,901,691
Shares issued:
Exercise of stock options	925,303	1,773,730	(861,024)	-	-	912,706
Mineral property interests	-	-	-	-	-	-
Acquistion of PacMag	15,020,801	28,325,101	-	-	-	28,325,101
Share issue costs	-	(147,228)	-	-	-	(147,228)
Foreign currency translation adjustment	-	-	-	(1,899,730)	-	(1,899,730)
Unrealized gain on available for sale securities	-	-	-	62,378	-	62,378
Net loss	-	-	-	-	(3,422,563)	(3,422,563)
Balance, June 30, 2010	113,428,418	$147,567,853	$14,720,707	$(356,436)	$(94,199,769)	$67,732,355

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Inception (July 19, 1995) to June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,422,563)	$(3,725,832)	$(5,578,727)	$(7,441,551)	$(94,199,769)
Items not affecting cash:
Depreciation	39,338	38,393	78,763	75,538	955,868
Stock-based compensation	-	25,613	-	1,326,834	17,656,876
Fair value adjustment of asset backed	-	-	-	-	-
commercial paper	-	-	-	-	2,332,531
Write-down of equipment	(97)	-	4,588	-	128,404
Escrow shares compensation	-	-	-	-	2,001,832
Mineral property interest paid in
stock and warrants	-	-	-	22,515	4,052,698
Loss from equity investee	153,177	22,454	195,788	22,454	731,891
Other items not affecting cash	-	-	4,691	-	76,868
Changes in assets and liabilities:
Receivables	(29,732)	667,457	(67,478)	444,592	(226,875)
Receivables - Ivanhoe Mines	14,333	(30,220)	-	(30,220)	(641,794)
Prepaid expenses	188,848	139,482	343,177	(102,008)	(396,242)
Accounts payable and accrued liabilities	489,706	(116,709)	88,962	(305,351)	950,487
Net cash used in operating activities	(2,344,065)	(2,979,362)	(4,930,236)	(5,987,197)	(66,577,225)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	912,706	49,266	1,522,682	49,266	113,514,416
Share issue costs	(147,228)	-	(147,228)	-	(3,693,148)
Loan payable to Ivanhoe Mines	-	32,657	-	32,657	376,230
Net cash provided by financing activities	765,478	81,923	1,375,454	81,923	110,197,498

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition of PacMag	959,437	-	959,437	-	959,437
Mineral property interest	(54,507)	-	(54,507)	-	(92,726)
Mineral Property Interest -Bond Payments	(79,082)	-	(79,082)	-	(148,650)
Joint venture - Ivanhoe Mines	-	(22,454)	-	(22,454)	(366,595)
Purchase of asset backed
commercial paper	-	-	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	(6,395,581)	-	(6,827,921)	-	(6,905,019)
Acquisition of equipment	(35,264)	(5,114)	(62,958)	(34,904)	(1,747,043)
Net cash used in investing activities	(5,604,997)	(27,568)	(6,065,031)	(57,358)	(12,331,718)

Effect of foreign currency translation on cash and
cash equivalents	(1,729,552)	3,374,073	(576,628)	2,223,297	(1,124,560)
Change in cash and cash equivalents
during the period	(9,162,289)	449,066	(10,196,441)	(3,739,335)	30,163,995
Cash and cash equivalents, beginning of period	39,326,284	41,024,414	40,360,436	45,212,815	-

Cash and cash equivalents, end of period	$30,163,995	$41,473,480	$30,163,995	$41,473,480	$30,163,995

Cash paid for interest during the period	$-	$-	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$-	$-	$-
Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

1.            BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2009. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010.

2.            NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars (“A$”).

3.            SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2009.

The following recent accounting pronouncements are relevant to the Company’s financial reporting.

In April 2010, the FASB issued ASU 2010-13, Compensation – Stock Compensation (Topic 718), amending ASC 718. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which the entity’s equity securities trade should not be classified as a liability if it otherwise qualifies as equity.  ASU 2010-13 also improves GAAP by improving consistency in financial reporting by eliminating diversity in practice.  ASU 2010-13 is effective for interim and annual reporting periods beginning after December 15, 2010.  The Company is currently evaluating the impact of ASU 2010-13, but does not expect its adoption to have a material impact on the Company’s financial reporting and disclosures.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010-09 removes the requirement for an SEC filer to disclose a date relating to its subsequent events in both issued and revised financial statements.  ASU 2010-09 also eliminates potential conflicts with the SEC’s literature.  Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and its adoption did not have a material impact on the Company’s financial reporting and disclosures.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted ASU 2010-06 during the March 2010 quarter, and its adoption did not have a material impact on the Company’s financial position or results of operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

4.            ACQUISITIONS

The Company  acquired all of the outstanding shares of PacMag Metals Limited (“PacMag”) on June 30, 2010, pursuant to a Scheme Implementation Deed dated November 28, 2009 (the “Scheme Deed”), with PacMag, by way of schemes of arrangement (the “Schemes”) under the laws of Australia (the “Transaction”). All outstanding options to purchase PacMag Shares were cancelled pursuant to the Schemes. Consideration for the PacMag Shares acquired was common shares of Entree Gold (“Entree Shares”), with the number issued based on a share exchange ratio of 0.1018 Entree Share for each PacMag Shares and CAD$0.0415 cash for each PacMag Share. Consideration for cancellation of PacMag Options was Entree Shares, with the number issued calculated with reference to the share exchange ratio, the exercise price and time value for such PacMag Options and whether the PacMag Options were “in the money” or not. The Company issued an aggregate of 15,020,801 common shares in the capital of Entree Gold Inc, to former shareholders and option holders of PacMag.

The acquisition has been accounted for as an acquisition of the net assets of PacMag, rather than a business combination, as the net assets acquired did not represent a separate business transaction. For accounting purposes, Entree acquired control of PacMag on June 30, 2010 and these consolidated financial statements include the results of PacMag from June 30, 2010. As consideration, the Company issued 15,020,801 common shares valued at $28,325,101, paid $6,160,391 and incurred transaction costs of $1,282,789 for a total consideration of $35,768,281.

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Cash	$959,437
Receivables	52,266
Investments	895,273
Mineral property interests	49,280,499
Equipment	1,488
Accounts payables and accrued liabilities	(130,916)
Future income tax liability	(15,289,766)
$35,768,281

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. Entree will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price in 2010. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the value attributable to tangible assets and future income tax liabilities.

5.            INVESTMENTS

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,007,068 (December 31, 2009 – C$4,013,365). The Company has designated the notes as “available for sale” and the notes are recorded at fair value.

During the fiscal quarter, the fair market value of the AB Notes was positively impacted by a number of factors: credit market conditions, rising interest rates, and the passage of time.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

5.            INVESTMENTS (cont’d...)

The MAV2 Pooled Notes Classes A-1 and A-2 accrue interest at a rate of 3-month CDOR minus 50 basis points.  Prior to this quarter, prevailing interest rates were very low and no interest payments were accrued by the Notes.  In the most-recent quarter, rates rose as the Bank of Canada signalled and then enacted a rate hike.  In assessing the fair value of the Notes, it had previously been predicted that they would not pay interest so long as the prevailing market interest rates persisted at very low levels.  With the recent rate hike and accompanying rise in CDOR, this assumption has been removed and it is foreseen that the Notes will pay interest going forward.  This change in assumption causes an increase the valuation of the A-1 and A-2 Notes.

During 2010, the principal pay-down on the A-1 Notes was in the amount of $6,297.  This payment resulted from a retroactive adjustment of errors made by the Administrator of the MAV Notes in 2009.  The impact on overall valuation of the portfolio was minimal and considered immaterial.

The impact of these positive factors was an increase in fair market value in the period.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be C$2,461,068 as at June 30, 2010 (December 31, 2009 – C$2,267,560).  Accordingly, the Company has recorded an unrealized gain of $183,716 in other comprehensive income (June 30, 2009 – $341,903).

The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	June 30/2010 C$ Fair value estimate*	Dec 31/2009 C$ Fair value estimate	Expected maturity date
A1 (rated A)	1,960,231	1,475,816	1,388,866	12/20/2016
A2 (rated BBB)	1,630,461	919,309	826,653	12/20/2016
B	295,974	64,739	50,836	12/20/2016
C	120,402	1,204	1,205	12/20/2016
Total original investment	4,007,068	2,461,068	2,267,560

* - the range of fair values estimated by the Company varied between C$2.2 million and C$2.7 million
   - the total United States dollars fair value of the investment at June 30, 2010 is $2,320,450 (Dec 31, 2009 - $2,166,597).

We believe we have utilized an appropriate methodology to estimate fair value. However, there can be no assurance that management’s estimate of potential recovery as at June 30, 2010 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd. (Note 7). At June 30, 2010, the Company’s investment in the joint venture was $36,855 (December 31, 2009 - $94,154). The Company’s share of the loss of the joint venture is $195,788 for the six months ended June 30, 2010 (June 30, 2009 - $22,454).

Australia Listed Equity Securities

At June 30, 2010, the Company held the following Australia listed securities:

        Shares                              FMV
Peninsula Minerals Limited                           34,650,000                             $852,029
Zinc Co. Limited                                                   300,000                                 43,243
                          $895,272

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

6.            EQUIPMENT

		June 30, 2010			December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$119,930	$68,405	$51,525	$126,873	$68,095	$58,778
Computer equipment	547,391	299,201	248,190	533,022	265,491	267,531
Field equipment	497,543	226,967	270,576	472,495	210,987	261,508
Buildings	416,420	245,559	170,861	416,734	233,989	182,745
	$1,581,284	$840,132	$741,152	$1,549,124	$778,562	$770,562

7.            MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing.

Acquisition costs capitalized are summarized as follows:

	June 30, 2010	December 31, 2009

USA
Empirical	$84,511	$84,511
Bisbee	82,391	-
Blackjack	45,546	45,546
Roulette	212,551	162,551
Ann Mason	45,094,206	-
Blue Hills	2,908,084	-
Sentinel	296,772	-
Meadow Valley	20,705	-
Rainbow Canyon	27,606	-
Total USA	48,772,372	292,608

AUSTRALIA
Corktree	365,044	-
Mystique	397,154	-
Blue Rose JV	170,927	-
Total USA	933,125	-

Total all locations	$49,705,497	$292,608

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

MONGOLIA

Lookout Hill

Three licences comprise the Company’s Lookout Hill property located within the South Gobi region of Mongolia.  One of the Company’s wholly-owned Mongolian subsidiaries, Entrée LLC, is the registered owner of the two mining licences (Shivee Tolgoi and Javhlant).  The Shivee Tolgoi mining license was issued for a 30 year term in October 2009 and has right of renewal for a further two 20 year terms.  The Javhlant mining license was issued for a 30 year term in October 2009 and has right of renewal for a further two 20 year terms.

The other wholly-owned Mongolian subsidiary, Entree Resources LLC, is the registered owner of the Togoot mining licence, which was granted on June 24, 2010 and also has a 30 year term and the right of renewal for a further two 20 year terms.  The Company owns a 100% interest in the portions of the licences held outside the Entrée-Ivanhoe joint venture, and 20 or 30% interest in portions held within the Entree-Ivanhoe joint venture.

The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is approximately $1,100,000.  Approximately $600,000 of this amount would be recoverable from the joint venture with Ivanhoe Mines, which is described further below.  The annual fee for maintaining the Togoot licence is $70,154.

The Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd. This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Oyu Tolgoi LLC, (collectively, “Ivanhoe Mines”). The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Joint Venture Property”).

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Joint Venture Property and in accordance with the Earn-In Agreement, the Company and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.

As of June 30, 2010, the joint venture had expended approximately $3.2 million (June 30, 2009 - $1.9 million) in mineral property interests to advance the project. Under the terms of the Earn-in Agreement, Ivanhoe Mines advanced to the Company the required cash participation amount charging interest at prime plus 2% (Note 8).

UNITED STATES OF AMERICA

Empirical

In July 2007, the Company entered into an agreement with Empirical Discovery, LLC (“Empirical”) to explore for and develop certain mineral targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of acceptance of the agreement.  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR (net smelter return) royalty, half of which may be purchased for $2 million. Per the terms of the agreement, the Company issued 15,000 shares in August 2007, 20,000 shares in August 2008, and 35,000 shares in August 2009.

Lordsburg

The Lordsburg project is one of the targets advanced under the 2007 Empirical agreement. The Company determined that based on favourable preliminary results this project warrants significant exploration.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

UNITED STATES OF AMERICA (cont’d...)

Bisbee

In January 2008, the Company entered into a second agreement with Empirical whereby the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million. Upon entering this agreement, the Company issued 10,000 shares to Empirical as per the terms of the agreement. Under the terms of the agreement, a further 20,000 shares were issued to Empirical in February 2009 and another 30,000 shares in February 2010.

Blackjack

In July 2009, the Company entered into an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) whereby the Company may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property.  The Company may exercise its first option to acquire 51% after incurring minimum expenditures of $900,000 in the first year of exploration and issuing 37,500 shares and reimbursing HoneyBadger for up to $206,250 of expenditures previously incurred on the property.  The Company may increase its interest by a further 29% (to 80% in total) by making payments of $375,000 and issuing 375,000 shares within 3 years.  In August 2009, the Company issued 37,500 shares to HoneyBadger per the terms of the agreement. The Company has committed to carry HoneyBadger through the completion of 10,000 metres of drilling, including any done within the first year.

Roulette

In September, 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. (“Bronco Creek”) to acquire an 80% interest in the Roulette Property which adjoins and is directly south of the Blackjack Property currently under option with HoneyBadger. Under the terms of the agreement, the Company may acquire an 80% interest in the Roulette Property by incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares within three years.  The minimum expenditure required in Year 1 is $300,000, along with cash payments totalling $90,000 and issuance of 72,500 shares. Per the terms of the agreement, the Company issued 50,000 shares in November 2009 and has made payments totalling $90,000.

Ann Mason

The Ann Mason project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag. The Ann Mason project is a porphyry deposit located in the Yerington copper porphyry district in western Nevada, USA.

Blue Hills

The Blue Hills project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag. The Blue Hills project is a porphyry deposit located in the Yerington copper porphyry district in western Nevada, USA.

Shamrock

The Shamrock project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag. The Shamrock project is a skarn exploration target located in the Yerington copper porphyry district in western Nevada, USA.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

UNITED STATES OF AMERICA (cont’d...)

Sentinel

The Sentinel project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag.  The Sentinel project is a uranium exploration project in southwest North Dakota, USA.

Meadow Valley

The Meadow Valley project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag. The Meadow Valley project is an early stage exploration project within the Laramide Copper province in Arizona, USA.

Rainbow Canyon

The Rainbow Canyon project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag. The Rainbow Canyon project is an early stage epithermal gold project in Nevada, USA.

AUSTRALIA

Blue Rose

The Blue Rose project is a joint venture owned 51% by the Company and 49% by Giralia Resources N L.  51% of the Blue Rose project was acquired on June 30, 2010 through the acquisition of PacMag.  The Blue Rose project is a copper gold molybdenum project in South Australia. The licences are subject to the Blue Rose Joint Venture, whereby the manager, PacMag Metals Limited, and Giralia are currently funding exploration activities.

Under a recently executed Mineral Development Agreement (“MDA”), Wasco Mining Pty Ltd (“Wasco”) will acquire 100% of a portion of the Blue Rose deposit and the rights to mine and process all mineralisation extracted.  The MDA includes a staged refund (subject to standard industry terms and conditions) of historical exploration costs to the Blue Rose joint venture by Wasco totaling A$1.95 million and a 1.5% gross revenue royalty payable to the Blue Rose joint venture partners on the production of metals mined from the deposit.

Northling

The Northling project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag.  Dominion Mining Limited may earn 70% of the project by expending $750,000 over 5 years.

Mystique

The Mystique project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag.  Blackfire Gold Pty Ltd. may earn 60% of the project by expending $1 million over 3 years and 75% by expending $2.5 million over 5 years.

Corktree

The Corktree project is an early stage copper project in Western Australia. Pursuant to a farm-in agreement with Giralia Resources NL, the Company has the right to earn a 75% interest in the Corktree project by expending $500,000 in exploration over 5 years.  The Corktree farm-in rights were acquired on June 30, 2010 through the acquisition of PacMag.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

7.             MINERAL PROPERTY INTERESTS (cont’d…)

CHINA

Huaixi

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.  The Company has agreed to spend $3 million to fund exploration activities on the licences over a four year period in order to earn a 78% interest while the Zhejiang No. 11 Geological Brigade would then hold a 22% interest.

CANADA

Crystal

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal Property. The Company may acquire a 100% interest, subject to a 1% NSR royalty, in the Crystal Property after completing C$500,000 in exploration expenditures and issuing 100,000 shares. One half of the NSR can be purchased by the Company for C$500,000.

EXPLORATION

Exploration costs expensed are summarized as follows:

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Inception (July 19,1995) to June 30, 2010

MONGOLIA
Lookout Hill	$1,516,764	$1,871,289	$2,087,603	$3,123,274	$42,615,837
Manlai	-	1,690	-	8,210	4,308,930
Total Mongolia	1,516,764	1,872,979	2,087,603	3,131,484	46,924,767

CHINA
Huaixi	86,044	287,916	271,868	434,934	2,054,416
Total China	86,044	287,916	271,868	434,934	2,054,416

USA
Empirical	9,236	76,037	25,753	104,515	1,907,134
Lordsburg	43,890	468,948	94,559	953,459	2,860,530
Bisbee	28,823	10,363	136,437	82,802	474,300
Blackjack	485,309	-	536,255	-	1,011,672
Roulette	138,209	-	154,406	-	206,767
Total USA	705,467	555,348	947,410	1,140,776	6,460,403

OTHER	203,037	124,611	312,795	149,257	3,029,676
Total other	203,037	124,611	312,795	149,257	3,029,676

Total all locations	$2,511,312	$2,840,854	$3,619,676	$4,856,451	$58,469,262

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

8.            LOANS PAYABLE

Under the terms of the Earn-In Agreement (Note 7), Ivanhoe Mines will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to Ivanhoe Mines’ actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the joint venture. In the absence of available cash flow, the loans will not be repayable. The loans are unsecured and the Company will use the proceeds of the loans only to meet its obligations under the joint venture. The loans are not expected to be repaid within one year.

9.            COMMON STOCK

Share issuances

In February 2010, the Company issued 30,000 shares at a fair value of $82,391 to Empirical pursuant to the January 2008 mineral property option agreement (Note 7).

In June 2010, the Company issued 15,020,801 shares at a fair value of $28,325,101 pursuant to the acquisition of PacMag (Note 4) and incurred $147,228 of share issue costs.

During the six months ended June 30, 2010, the Company issued 1,318,271 common shares for cash proceeds of $1,522,682 on the exercise of stock options. The fair value recorded when the options were granted of $1,185,256 has been transferred from additional paid–in capital to common stock on the exercise of the options. Included in the issued shares were 376,571 common shares issued pursuant to the cashless exercise of 1,535,300 options with an exercise price of C$1.75 and 7,500 options with an exercise price of C$2.60, with the remaining 1,166,229 options treated as cancelled.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in June 2010, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company.  Options granted can have a term up to ten years and an exercise price typically not less than the Company's closing stock price at the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

9.            COMMON STOCK (cont’d…)

Stock option transactions are summarized as follows:
	Number of Shares	Weighted Average Exercise Price (C$)
Balance at December 31, 2008	10,651,800	1.65
Granted	3,622,500	1.97
Exercised	(2,355,948)	1.23
Cancelled	(289,552)	1.15
Expired	(721,000)	1.60
Balance at December 31, 2009	10,907,800	1.86
Exercised	(392,968)	1.58
Balance at March 31, 2010	10,514,832	1.87
Exercised	(925,303)	1.76
Cancelled	(1,166,229)	1.75
Expired	(17,500)	1.71
Balance at June 30, 2010	8,405,800	1.90

There were no stock options granted during the six months ended June 30, 2010. The weighted average fair value per stock option granted during the three months ended June 30, 2009 was C$0.88.  The number of stock options exercisable at June 30, 2010 was 8,405,800.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

9.            COMMON STOCK (cont’d…)

Stock options (cont'd...)

At June 30, 2010, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

25,000	1.66	8,500	August 25, 2010	25,000	8,500
100,000	1.80	20,000	January 23, 2011	100,000	20,000
100,000	2.20	-	February 8, 2011	100,000	-
10,000	2.34	-	March 28, 2011	10,000	-
832,300	1.32	565,964	July 10, 2011	832,300	565,964
50,000	1.77	11,500	January 22, 2012	50,000	11,500
200,000	2.16	-	April 5, 2012	200,000	-
500,000	2.06	-	May 16, 2012	500,000	-
469,500	2.30	-	May 31, 2012	469,500	-
5,000	2.58	-	January 9, 2013	5,000	-
1,474,500	2.00	-	April 3, 2013	1,474,500	-
12,500	1.55	5,625	May 21, 2013	12,500	5,625
125,000	2.02	-	July 17, 2013	125,000	-
1,126,500	1.55	506,925	September 17, 2013	1,126,500	506,925
1,560,500	1.32	1,061,140	February 12, 2014	1,560,500	1,061,140
1,815,000	2.60	-	December 22, 2014	1,815,000	-
8,405,800		$2,179,654		8,405,800	$2,179,654

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$2.00 per share as of June 30, 2010, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of June 30, 2010 was 3,706,800. The total intrinsic value of options exercised during the six months ended June 30, 2010 was $1,903,582 (June 30, 2009 -$7,000).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

9.            COMMON STOCK (cont'd…)

Stock options (cont'd…)

The following table summarizes information regarding the non-vested stock purchase options outstanding as of June 30, 2010.

	Number of Options	Weight Average Grant-Date Fair Value (C$)
Non-vested options at December 31, 2008	166,667	1.43
Vested	(166,667)	-
Non-vested options at December 31, 2009	-	-
Non-vested options at March 31, 2010	-	-
Non-vested options at June 30, 2010	-	-

Stock-based compensation

No stock options were granted during the six months ended June 30, 2010. The fair value of stock options granted during the six months ended June 30, 2009 was $1,250,242 which was fully recognized upon grant.  Stock-based compensation recognized during the six months ended June 30, 2010 was $Nil (June 30, 2009 - $1,326,834) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Cumulative to June 30, 2010
Consulting fees	$-	$-	$-	$-	$1,794,562
Legal	-	-	-	-	287,931
Management fees	-	25,613	-	1,100,902	8,131,956
Mineral property interests	-	-	-	160,271	3,235,267
Office and administration	-	-	-	21,891	3,153,783
Stockholder communications
and investor relations	-	-	-	43,770	1,053,377
	$-	$25,613	$-	$1,326,834	$17,656,876

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

9.            COMMON STOCK (cont'd…)

Stock-based compensation (cont'd…)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009

Risk-free interest rate	n/a	1.95%
Expected life of options (years)	n/a	5.0
Annualized volatility	n/a	81%
Dividend rate	n/a	0.00%

10.          SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	June 30, 2010	December 31, 2009

Identifiable assets
Canada	$32,272,459	$44,269,665
Mongolia	1,150,047	906,485
USA	49,117,193	583,461
Australia	2,840,101	-
China	66,804	44,509
	$85,446,604	$45,804,120

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009

Loss for the period
Canada	$(959,206)	$(919,372)	$(2,135,262)	$(2,609,660)
Mongolia	(1,582,042)	(1,890,041)	(2,201,094)	(3,188,766)
USA	(688,848)	(603,711)	(965,948)	(1,190,470)
China	(192,467)	(312,708)	(276,423)	(452,655)
	$(3,422,563)	$(3,725,832)	$(5,578,727)	$(7,441,551)

11.          FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 —Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At June 30, 2010, the Company had Level 1 financial instruments with a fair value of $31,059,267 and one Level 3 financial instrument with a fair value of $2,320,450. (Note 5)

	Level 1	Level 2	Level 3
Cash	$30,163,995	$-	$-
Investments	895,272	-	2,320,450
	$31,059,267	$-	$2,320,450

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
 (Expressed in United States dollars)

11.          FINANCIAL INSTRUMENTS (cont'd…)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, December 31, 2009	$2,166,597
Total unrealized gain	183,716
Total foreign exchange gain	(29,863)
Ending Balance, June 30, 2010	$2,320,450

Effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this statement.

12.          SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the six months ended June 30, 2010 consisted of the following items:

•
issuance of 30,000 common shares (June 30, 2009 – 20,000) in payment of mineral property acquisitions valued at $82,391 (June 30, 2009 - $22,515) which has been capitalized as mineral property interests.

•	incurring costs related to the acquisition through accounts payable of $548,802 (June 30, 2009 - $Nil).
•	acquisition of the net assets of PacMag for total consideration of $35,768,281.

Cash and cash equivalents consists of cash.

13.          COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

 2010                    $       93,227
 2011                             43,037
     $     136,264

14.          SUBSEQUENT EVENTS

Subsequent to June 30, 2010, the Company issued 23,000 common shares for proceeds of C$37,630 on the exercise of stock options and 80,000 common shares to Empirical as per their agreement (Note 7).